UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Catabasis Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
14875P107
(CUSIP Number)

Matthew Gilman; 1401 Foch St, Suite 100, Fort Worth, TX 76107; 817-870-0404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	14875P107

1	Names of Reporting Persons
Corriente Advisors, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☑
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,692,899
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,692,899
9	Aggregate Amount Beneficially Owned by each Reporting Person
1,692,899
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.3%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.	14875P107

1	Names of Reporting Persons
Corriente Master Fund II, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☑
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,692,899
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,692,899
9	Aggregate Amount Beneficially Owned by each Reporting Person
1,692,899
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.3%
12	Type of Reporting Person (See Instructions)
FI

CUSIP No.	14875P107

1	Names of Reporting Persons
Mark L. Hart III
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☑
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,692,899
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,692,899
9	Aggregate Amount Beneficially Owned by each Reporting Person
1,692,899
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.3%
12	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a)	Name of Issuer:

Catabasis Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Kendall Square, Bldg. 1400E, Suite B14202, Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Corriente Advisors, LLC (“Corriente Advisors”);
ii)	Corriente Master Fund II, LP (“Corriente Master Fund II”); and
iii)	Mark L. Hart III (“Mr. Hart”)

This Statement relates to common stock (“Shares”) directly beneficially owned by Corriente Master Fund II. Corriente Advisors acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Corriente Master Fund II. Corriente Advisors may be deemed, through investment advisory contracts or otherwise, to beneficially own securities held by other persons, including Corriente Master Fund II. Mr. Hart is the Chairman and Chief Executive Officer of Corriente Advisors and may be deemed to control Corriente Advisors and beneficially own securities owned by Corriente Advisors.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer of any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if None, Residence:

1401 Foch St, Suite 100, Fort Worth, TX 76107

(c)	Citizenship:
i)	Corriente Advisors is a Delaware limited liability company;
ii)	Corriente Master Fund II is a Cayman Island limited partnership; and
iii)	Mr. Hart is a citizen of the United States of America.
(d)	Title and Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP No.:

14875P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

As of February 16, 2018, each of the Reporting Persons may be deemed to be the beneficial owner of 1,692,899 Shares.

(b)	Percent of Class:

As of February 16, 2018, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.3% of 23,083,177 Shares outstanding, as reported in the Issuer’s quarterly report on Form 10-Q, filed November 9, 2017.

(c)	Number of shares as to which such person has:

Corriente Advisors, Corriente Master Fund and Mr. Hart:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,692,899
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,692,899
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

CORRIENT ADVISORS, LLC

/s/ Mark L. Hart III
Sole Member

CORRIENTE MASTER FUND II, LP

/s/ Mark L. Hart III
Sole Member of Corriente Equity, LLC, the General Partner of Corriente Master Fund II, LP

MARK L. HART III

/s/ Mark L. Hart III

EXHBIT INDEX

Ex.	Page No.
A Joint Filing Agreement	9

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of Catabasis Pharmaceuticals, Inc. dated as of February 22, 2018 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CORRIENT ADVISORS, LLC

/s/ Mark L. Hart III
Sole Member

CORRIENTE MASTER FUND II, LP

/s/ Mark L. Hart III
Sole Member of Corriente Equity, LLC, the General Partner of Corriente Master Fund II, LP

MARK L. HART III

/s/ Mark L. Hart III